Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited interim condensed consolidated financial statements, including the notes thereto, as of and for the three- and nine- month periods ended September 30, 2021 and 2020 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2020, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in Euros. Unless otherwise indicated, all references to currency amounts in this discussion are in Euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” in the Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab (IFX-1), is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings.

We are developing vilobelimab for the treatment of hidradenitis suppurativa (HS), a chronic debilitating systemic inflammatory skin disease. In June 2019, we announced that our Phase IIb clinical trial of vilobelimab in HS did not meet its primary endpoint. On July 18, 2019, we published a post-hoc analysis showing multiple signals of efficacy for the vilobelimab high dose group compared to the placebo group within the initial phase of the SHINE study. In June 2020, we completed an end of Phase II meeting with the U.S. Food & Drug Administration (FDA) to discuss a Phase III development program for the use of vilobelimab in the treatment of HS. Additionally, in July 2020, we received scientific advice from the European Medicines Agency (EMA) regarding the Phase III development program for the use of vilobelimab in the treatment of HS. In March 2021, we submitted a Special Protocol Assessment (SPA) to the FDA for the Phase III HS program for vilobelimab in Hidradenitis Suppurativa (HS), suggesting International Hidradenitis Suppurativa Severity Score (IHS4) as the primary efficacy endpoint and, in May 2021, the Company received an official response. The FDA agreed to the dosing regimen in the protocol but did not agree with the assessment of the primary endpoint using IHS4. At the FDA’s suggestion, we submitted a Type A meeting request to the FDA in July 2021 to align on the Phase III study design and a proposed  new primary endpoint instead of IHS4. At the meeting, the discussion focused on reaching consensus on the overall study population and the primary endpoint measure. On September 8, 2021 we announced the outcome of this meeting in which the FDA was supportive of the proposed pivotal study program focusing on patients with active draining tunnels. The FDA also supported a new primary efficacy endpoint that will include measuring the reduction of all three inflammatory lesions associated with HS - inflammatory nodules, abscesses and draining tunnels. We are still in active dialogue with the FDA on the final details of the pivotal Phase III study design. We plan to submit the clinical study protocol in the fourth quarter of 2021 and start the study activities upon agreement with the FDA. The Company plans to include various secondary and exploratory endpoints to validate the newly proposed primary efficacy measure, which thus far has not been used in prospective randomized trials. Once the protocol is accepted by the FDA,we will provide more details about the study, including the primary endpoint.

We are also developing vilobelimab in severe COVID-19. On March 31, 2020, we initiated a Phase II/III clinical development program with vilobelimab in patients with severe COVID-19 and enrolled the first patient in the Phase II part of the study. On June 17, 2020, we announced interim results from the first 30 patients treated in the adaptive randomized Phase II part of the trial in patients. On September 14, 2020, we announced the first patient enrolled in the Phase III part of the study. An interim analysis by an independent data monitoring committee (IDMC), which took place in July 2021 and analyzed the data of the first 180 patients evaluable for the 28-day mortality endpoint, led to a recommendation to continue the study as planned. Per recommendations from the EMA and FDA, the option to potentially stop the study early on the basis of efficacy was removed from the interim analysis. On October 12, 2021, we announced full enrollment of the study at 369 mechanically ventilated patients with COVID-19 across sites in the EU, South America and other regions. Patients were randomized 1:1 to receive either vilobelimab or placebo; all patients received standard of care. The primary endpoint is 28-day all-cause mortality; key secondary endpoints include assessment of organ support and disease improvement. Topline data for the 28-day mortality primary endpoint are expected to be available in the first quarter of 2022.

On October 19, 2021, we announced that we received a grant of up to EUR 43.7 million from the German Ministry of Education and Research and the German Ministry of Health to support the Company’s development of vilobelimab for the treatment for severe COVID-19 patients. The initial tranche amounts to EUR 25.8 million (approximately USD 29.9 million) and is structured as reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab. The remainder of the grant will be awarded in three additional subsequent tranches, each conditional on reaching agreed-upon development and manufacturing-related milestones for the preceding tranche and structured as reimbursement for Company expenses. Individual tranches will not be paid if the preceding milestone of a tranche is not met. Payments from this grant to the Company are expected to begin in the fourth quarter of 2021.

We are also developing vilobelimab for the treatment of anti-neutrophil cytoplasm antibody associated vasculitis (AAV), a rare, life-threatening autoimmune disease associated with powerful inflammatory flares that impair kidney function and lead to fatal organ dysfunction. In October 2018, we dosed the first patient in the randomized, triple blind, placebo-controlled US Phase II IXPLORE study of vilobelimab in patients with AAV. The main objective of the study was to evaluate the efficacy and safety of two dosing regimens of vilobelimab in patients with moderate to severe AAV, when dosed in addition to standard of care, which includes treatment with high dose glucocorticoids and either cyclophosphamide or rituximab. The primary endpoint of the study is the number and percentage of subjects who experience at least one treatment-emergent adverse event (TEAE) per treatment group at week 24. In October 2020 we announced that 19 patients had finished treatment and in May 2021, we reported top-line data for the study, indicating that vilobelimab, when given in addition to standard of care proved to be safe and well tolerated. Furthermore, in May 2019, we initiated a randomized, double-blind, placebo-controlled European Phase II IXCHANGE clinical study of vilobelimab in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of vilobelimab in patients with moderate to severe AAV. The primary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16. The study is being conducted in two parts. In part 1, patients were randomized to receive either vilobelimab plus a reduced dose of glucocorticoids, or placebo plus a standard dose of glucocorticoids. Patients in both arms will receive standard of care dosing of rituximab or cyclophosphamide. In part 2 of the study, patients will be randomized to receive either vilobelimab plus placebo, glucocorticoids or placebo plus a standard dose of glucocorticoids (both in addition to standard of care therapy consisting of rituximab or cyclophosphamide). After analyzing the impact of the ongoing COVID-19 pandemic on the study, we conducted a blinded interim analysis of part 1. Based on our analysis, we decided to continue with part 2 of the study but decreased the number of enrolled patients. On January 5, 2021, we announced that both Part 1 and Part 2 of the AAV Phase II study in Europe are fully enrolled and have now finished the treatment period. Data from this randomized, double-blind, placebo-controlled trial with 57 patients are expected by the end of 2021.

We are also developing vilobelimab for the treatment of pyoderma gangraenosum (PG), a rare neutrophilic dermatosis associated with chronic cutaneous ulcerations. PG usually has a devastating effect on patient’s life due to severe pain and induction of significant movement impairment depending on lesions’ location. In February 2019, we initiated an open label, multi-centric Phase IIa exploratory study enrolling 18 patients with moderate to severe PG in Canada, the U.S. and Poland. The objectives of this study are to evaluate the safety and efficacy of vilobelimab in this patient population in three different doses. In February 2020, we announced initial data from the first five patients in this trial two patients achieved complete closure of the target ulcer. The drug was well tolerated, and no drug-related severe adverse events (SAE) have been recorded to date in the study. On April 15, 2021 we announced the completion of the enrollment target in this study with 19 patients. Data from the second dose cohort was announced on August 10, 2021. Ten patients were evaluable for the efficacy assessment on day 99 because 2 out of the 12 patients withdrew from the study before reaching day 99 of the treatment. Out of the 10 patients evaluable for efficacy at day 99, four patients met the response criteria, with three of them achieving complete closure of the target ulcer. The three patients who showed clinical response with a PGA score of ≤ 3 with complete target ulcer closure had elevated C5a levels at baseline. InflaRx previously reported the clinical response for two of these three patients in February 2020. The third patient demonstrating complete target ulcer closure had been increased from the 1600mg dose group to the highest dose of 2400mg dose on day 57 of the study and closed the ulcer after the dose escalation. The other six patients (three patients of which the results had been previously disclosed in February 2020) all showed slight improvement in their condition according to the PGA definition (PGA score = 4). Data from the third cohort was released on October 27, 2021. In the third dosing cohort at 2400mg biweekly, six of the seven patients achieved clinical remission with a PGA score of ≤ 1, which reflects a closure of the target ulcer. All patients in cohort 3 had elevated C5a levels at baseline that were continuously suppressed after initiation of vilobelimab. From all cohorts, two patients had related SAEs that were reported: One patient experienced an erysipelas leading to hospitalization (judged as non-related by sponsor), another developed a rash due to a delayed hypersensitivity reaction and withdrew from the study (which had been previously disclosed from cohort 2). No dose-related AEs were found. Overall, the observed AE profile was in line with the underlying diseases. Final results from all patients are expected in the first half of 2022.

We are also developing vilobelimab for the treatment of PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic cutaneous squamous cell carcinoma (cSCC). cSCC is the second most common skin cancer. The incidence of cSCC increases with increasing sun exposure and age and individuals with fair skin and hair are more often concerned. The potential for local recurrence or metastasis of cSCC varies with the pathologic variant and localization of the primary lesion, the risk for metastasis in cSCC is approximately 2-5%. Advanced cSCC 10-year survival rates are less than 20% with regional lymph node involvement and less than 10% with distant metastases. In June 2021, we announced the dosing of the first patient in the study. A total of five patients have been enrolled in the study, four in the monotherapy arm and one in the combination arm.  After five weeks of treatment with the first three patients in the monotherapy arm, a safety assessment was completed, and enrollment in the combination arm was opened.

Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, vilobelimab. To date, we have no approved products for commercial use, have not generated any revenue and have financed our operations primarily through public offerings and private placements of our shares as well as other income from various grants. As of September 30, 2021, we had raised an aggregate of approximately €276.7 million, comprised of €74.0 million in gross proceeds from private placements of our securities, €81.8 million in net proceeds from our initial public offering in November 2017, €49.2 million in net proceeds from a follow-on public offering in May 2018, €9.0 million in net proceeds from the at-the-market program from during 2020, as well as €2.8 million in net proceeds from the at-the-market program in Q1 2021 and €62.2 million in net proceeds from a public offering in March 2021.

As of September 30, 2021, we had cash and cash equivalents of €70.0 million and financial assets of €50.7 million. As of September 30, 2021, we had an accumulated deficit of €201.3 million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year.

We anticipate that our expenses might increase in the next years if and as we:

•
continue to develop and conduct clinical trials with respect to our lead product candidate, vilobelimab, including in connection with the evaluation of any additional clinical development in HS, the ongoing Phase III trial in severe COVID-19, the ongoing Phase II clinical trials in AAV and PG as well as the ongoing Phase II study in cSCC;

•	initiate and continue research, preclinical and clinical development efforts for any future product candidates, including IFX-2;

•	actively seek to identify additional research programs and additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;

•	collaborate with strategic partners to optimize the manufacturing process for vilobelimab and IFX-2;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical, quality control, manufacturing, scientific and administrative personnel;

•	use share-based employee retention instruments that may involve significant future expense; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company.

Our expenses in any quarter may not be indicative of our expenses in future periods, and in particular we expect that our expenses, and therefore our net losses, could vary depending on the going forward strategy relating to the clinical development of vilobelimab in HS, COVID-19, AAV, PG, cSCC and additional indications as well as any potential addition of a technology platform or asset.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, would have a negative impact on our financial condition and our ability to develop vilobelimab or any additional product candidates.

Recent Developments

On September 8, 2021, we announced the outcome of the Type A meeting with the U.S. Food & Drug Administration (FDA).  we had submitted a Type A meeting request to the FDA in July 2021 to align on the Phase III HS study design. At the meeting, the discussion focused on reaching consensus on the overall study population and the primary endpoint measure. The FDA was supportive of the proposed pivotal study program focusing on patients with active draining tunnels. The FDA also supported a new primary efficacy endpoint that will include measuring the reduction of all three lesions associated with HS - inflammatory nodules, abscesses and draining tunnels. InflaRx is still in active dialogue with the FDA on the final details of the pivotal Phase III study design. We plan to submit the clinical study protocol in the fourth quarter of 2021 and start the study activities upon agreement with the FDA. We plan to include various secondary and exploratory endpoints to validate the newly proposed primary efficacy measure, which thus far has not been used in prospective randomized trials. Once the protocol is accepted by the FDA, we will provide more details about the study, including the primary endpoint.

The Phase III part of the global Phase II/III trial evaluating vilobelimab in mechanically ventilated patients with COVID-19 was initiated in mid-September 2020. On October 12, 2021, we reported that recruitment has finished, enrolling a total of 369 patients across several countries, including in the EU, South America and other regions. On October 19, 2021, we announced that we were awarded a grant of up to EUR 43.7 million from the German Ministry of Education and Research and the Ministry of Health to support our development of vilobelimab for the treatment for severe COVID-19 patients. The purpose of the grant is to complete clinical development activities and ensure capacity for manufacturing of vilobelimab in Germany. The initial tranche amounts to EUR 25.8 million (approximately USD 29.9 million) and is structured as reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab. The remainder of the grant will be awarded in three additional subsequent tranches, each conditional on reaching agreed-upon development and manufacturing-related milestones for the preceding tranche and structured as reimbursement for Company expenses. Individual tranches will not be paid if the preceding milestone of a tranche is not met. Payments from this grant to the Company are expected to begin in the fourth quarter 2021.

Topline data from the study at the 28-day mortality primary endpoint are expected to be available in the first quarter of 2022.

The open label, multicenter Phase II study evaluating vilobelimab alone and in combination with pembrolizumab in patients with PD-1 or PD-L1 inhibitor resistant/refractory locally advanced or metastatic cSCC is currently enrolling. A total of five patients have been enrolled in the study, four in the monotherapy arm and one in the combination arm.  After five weeks of treatment with the first three patients in the monotherapy arm, a safety assessment was completed, and enrollment in the combination arm was opened.

As previously announced, the Phase IIa open label trial has enrolled 19 patients with moderate to severe PG, with 12 in the first two dose cohorts, at sites in the U.S., Canada and Europe. Data from the second dose cohort was announced on August 10, 2021. Ten patients were evaluable for the efficacy assessment on day 99 because two out of the 12 patients withdrew from the study before reaching day 99 of the treatment. Out of the 10 patients evaluable for efficacy at day 99, four patients met the response criteria, with three of them achieving complete closure of the target ulcer. The three patients who showed clinical response with a PGA score of ≤ 3 with complete target ulcer closure had elevated C5a levels at baseline. We previously reported the clinical response for two of these three patients in February 2020. The third patient demonstrating complete target ulcer closure had been increased from the 1600mg dose group to the highest dose of 2400mg dose on day 57 of the study and closed the ulcer after the dose escalation. The other six patients (three patients of which the results had been previously disclosed in February 2020) all showed slight improvement in their condition according to the PGA definition (PGA score = 4). Data from the third cohort was released on October 27, 2021. In the third dosing cohort at 2400mg biweekly, six of the seven patients achieved clinical remission with a PGA score of ≤ 1, which reflects a closure of the target ulcer. All patients in cohort 3 had elevated C5a levels at baseline that were continuously suppressed after initiation of vilobelimab. From all cohorts, two patients had related SAEs that were reported: One patient experienced an erysipelas leading to hospitalization (judged as non-related by sponsor), another developed a rash due to a delayed hypersensitivity reaction and withdrew from the study (which had been previously disclosed from cohort 2). No dose-related AEs were found. Overall, the observed AE profile was in line with the underlying diseases. Final results are expected in the first half of 2022.

On September 13, 2021, Ms. Lina Ma resigned as Member of the Board. Ms. Ma’s resignation from the Board was not due to any disagreement with the Company.

Research and Development Expenses

Research and development expenses consisted principally of:

•
expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and share-based compensation expense based upon employees’ role within the organization; and

•	professional legal fees related to the protection and maintenance of our intellectual property.

We anticipate that our total research and development expenses in 2021 will increase compared to 2020, principally due to the initiation of the Phase II trial of vilobelimab in cSCC, the preparation and initiation of clinical Phase III trials of vilobelimab in HS and the continuation of the Phase III part of our Phase II/III clinical study of vilobelimab in severe COVID-19. Our research and development expenses primarily relate to the following key programs:

•
vilobelimab (IFX-1). We expect our expenses associated with vilobelimab will increase in 2021 compared to 2020, as we are conducting the Phase III part of the clinical study in severe COVID-19, preparing to initiate a Phase III study in HS, conducting our Phase II clinical program of vilobelimab in patients with AAV and our Phase II clinical trial program in patients with PG and conducting a Phase II clinical program in cSCC. We might also potentially consider development of vilobelimab in additional indications. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and by investigating commercial scale production options.

•
IFX-2.  We are continuing preclinical development of IFX-2, expenses for which mainly consist of salaries, costs for preclinical testing conducted by CROs and costs for the production of preclinical material.

•
Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

For the nine months ended September 30, 2021 and 2020, we incurred research and development expenses of €25.6 million and €19.9 million, respectively. The principal driver of the increase in our research and development expenses was higher expense for the phase III part of our COVID-19 trial. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and enrollment. Overall, research and development expenses are expected to increase over time as we advance the clinical development of vilobelimab into more advanced stages of clinical development and further advance the research and development of our preclinical product candidates.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. For a discussion of our other key financial statement line items, please see “Management’s discussion and analysis of financial condition and results of operations—Financial operations overview” in the Annual Report.

General and Administrative Expenses

We expect that our general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with operating as a public company. These public company-related costs relate primarily to additional personnel, additional professional and legal fees, audit fees, directors’ and officers’ liability insurance premiums and costs associated with investor relations.

For the nine months ended September 30, 2021 and 2020, we incurred general and administrative expenses of €9.1 million and €6.1 million, respectively. The principal driver of the increase in our general and administrative expense was higher expenses from equity-settled share-based compensation recognized in personnel expenses, which were €2.4 million and €(0.3) million in these periods, respectively.

Results of Operations

The information below was derived from our unaudited interim condensed consolidated financial statements included elsewhere herein. The discussion below should be read along with these unaudited interim condensed consolidated financial statements and our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC.

Comparison of the Three Months Ended September 30, 2021 and 2020

	Three Months Ended September 30,
(in €)	2021	2020	Change
Operating Expenses
Research and development expenses	(9,359,850)	(5,246,536)	(4,113,314)
General and administrative expenses	(3,395,606)	(1,166,070)	(2,229,536)
Total Operating Expenses	(12,755,456)	(6,412,606)	(6,342,850)
Other income	22,850	3,471	19,379
Other expenses	—	(13)	-
Operating Result	(12,732,606)	(6,409,148)	(6,323,458)
Finance income	27,380	95,086	(67,706)
Finance expenses	(9,527)	(9,995)	468
Foreign exchange result	715,799	(660,907)	1,376,706
Other financial result	(56,000)	126,000	(182,000)
Loss for the Period	(12,054,955)	(6,858,964)	(5,195,991)
Exchange differences on translation of foreign currency	2,536,278	(3,022,687)	5,558,965
Total Comprehensive Loss	(9,518,677)	(9,881,651)	362,975

Research and Development Expenses

	Three Months Ended September 30,
(in €)	2021	2020	Change
Third-party expenses	7,525,004	4,299,075	3,225,929
Personnel expenses	1,484,193	822,757	661,436
Legal and consulting fees	237,543	46,517	191,026
Other expenses	113,110	78,187	34,923
Total Research and development expenses	9,359,850	5,246,536	4,113,314

We use our employee and infrastructure resources across multiple research and development programs directed toward developing vilobelimab and our pre-clinical programs. We manage certain activities such as contract research and manufacturing of vilobelimab and our discovery programs through our third-party vendors.

Research and development expenses incurred for the three months ended September 30, 2021 increased compared to the corresponding period in 2020 by €4.1 million. This increase was primarily due to higher expense for the Phase III part of our COVID-19 trial and was driven by an increase in third-party expenses of €3.2 million. The €0.7 million increase in personnel expenses was mainly related to equity-settled share-based compensation.

General and Administrative Expenses

	Three Months Ended September 30,
(in €)	2021	2020	Change
Personnel expenses	1,645,090	72,862	1,572,228
Legal, consulting and audit fees	880,732	403,491	477,241
Other expenses	869,784	689,717	180,067
Total General and administrative expense	3,395,606	1,166,070	2,229,536

General and administrative expenses increased by €2.2 million to €3.4 million for the three months ended September 30, 2021, from €1.2 million for the three months ended September 30, 2020. This increase is attributable to higher expenses from equity-settled share-based compensation recognized in personnel expenses (€1.3 million), as the amount recognized in the three months ended September 30, 2020 included a gain from the reversal of share-based compensation expense in the amount of €0.9 million. Additionally, legal, consulting and other expenses increased to €1.8 million for the three months ended September 30, 2021, from €1.1 million for the three months ended September 30, 2020 due to increased finance-related, legal and consulting fees.

Net financial result

Financial Result	Three Months Ended September 30,
(in €)	2021	2020	Change
Financial income
Interest income	27,380	95,086	(67,706)
Financial expenses
Interest expenses	(4,305)	(8,321)	4,016
Interest on lease liabilities	(5,222)	(1,674)	(3,548)
Total	17,853	85,091	(67,238)

Foreign exchange result	Three Months Ended September 30,
(in €)	2021	2020	Change
Foreign exchange result
Foreign exchange income	910,411	1,230,281	(319,870)
Foreign exchange expense	(194,612)	(1,891,188)	1,696,576
Total	715,799	(660,907)	1,376,706

Comparison of the Nine Months Ended September 30, 2021 and 2020

	Nine Months Ended September 30,
(in €)	2021	2020	Change
Operating Expenses
Research and development expenses	(25,566,005)	(19,901,661)	(5,664,344)
General and administrative expenses	(9,115,783)	(6,057,767)	(3,058,016)
Total Operating Expenses	(34,681,788)	(25,959,428)	(8,722,360)
Other income	43,529	200,763	(157,234)
Other expense	(844)	(9,184)	8,340
Operating Result	(34,639,103)	(25,767,849)	(8,871,254)
Finance income	85,964	844,842	(758,878)
Finance expenses	(16,261)	(15,253)	(1,008)
Foreign exchange result	1,621,165	(112,933)	1,734,098
Other financial result	(13,000)	(74,000)	61,000
Loss for the Period	(32,961,235)	(25,125,193)	(7,836,042)
Exchange differences on translation of foreign currency	4,613,675	(2,761,792)	7,375,467
Total Comprehensive Loss	(28,347,560)	(27,886,985)	(460,575)

Research and Development Expenses

	Nine Months Ended September 30,
(in €)	2021	2020	Change
Third-party expenses	20,031,444	15,838,505	4,192,939
Personnel expenses	4,462,164	3,130,305	1,331,859
Legal and consulting fees	748,360	639,578	108,782
Other expenses	324,037	293,273	30,764
Total Research and development expenses	25,566,005	19,901,661	5,664,344

We use our employee and infrastructure resources across multiple research and development programs directed toward developing vilobelimab and our pre-clinical programs. We manage certain activities such as contract research and manufacturing of vilobelimab and our discovery programs through our third-party vendors.

Research and development expenses incurred for the nine months ended September 30, 2021 increased compared to the corresponding period in 2020 by €5.7 million. This increase was primarily due to higher expense for the Phase III part of our COVID-19 trial and was driven by an overall increase in third-party expenses of €4.2 million. The €1.3 million increase in personnel expenses was mainly related to equity-settled share-based compensation.

General and Administrative Expenses

	Nine Months Ended September 30,
(in €)	2021	2020	Change
Personnel expenses	5,186,576	2,881,445	2,305,131
Legal, consulting and audit fees	1,461,181	915,818	545,363
Other expenses	2,468,026	2,260,505	207,521
Total General and administrative expense	9,115,783	6,057,768	3,058,015

General and administrative expenses increased by €3.1 million to €9.1 million for the nine months ended September 30, 2021, from €6.1 million for the nine months ended September 30, 2020. This increase is primarily attributable to increasing expenses associated with equity-settled share-based compensation recognized in personnel expenses. Furthermore, legal, consulting and other expenses increased by €0.8 million to €3.9 million for the nine months ended September 30, 2021, from €3.2 million for the nine months ended September 30, 2020 due increased finance-related, legal and consulting fees.

Net financial result

Financial Result	Nine Months Ended September 30,
(in €)	2021	2020	Change
Financial income
Interest income	85,964	844,842	(758,878)
Financial expenses
Interest expenses	(7,190)	(9,384)	2,194
Interest on lease liabilities	(9,071)	(5,869)	(3,202)
Total	69,703	829,589	(759,886)

Foreign exchange result	Nine Months Ended September 30,
(in €)	2021	2020	Change
Foreign exchange result
Foreign exchange income	5,002,650	2,748,961	2,253,689
Foreign exchange expense	(3,381,485)	(2,861,894)	(519,591)
Total	1,621,165	(112,933)	1,734,098

Higher foreign exchange gains, which increased by €2.3 million, were partially offset by higher foreign exchange losses, which increased by €0.5 million. Interest on marketable securities declined by €0.8 million due to lower interest rates available on debt securities in capital markets.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the nine months ended September 30, 2021, we incurred a net loss of €33.0 million. To date, we have financed our operations primarily through the sale of our securities. As of September 30, 2021, we had cash and cash equivalents of €70.0 million, plus financial assets of €50.7 million. Our cash and cash equivalents primarily consist of bank deposit accounts and fixed-term U.S. Dollar deposits. Our quoted debt securities have high credit ratings.

Cash Flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
(in €)	2021	2020
Net cash used in operating activities	(28,214,674)	(26,802,196)
Net cash from investing activities	7,716,318	29,211,918
Net cash from financing activities	61,615,454	9,262,726
Cash and cash equivalents at the beginning of the period	25,968,681	33,131,280
Exchange gains on cash and cash equivalents	2,881,645	30,362
Cash and cash equivalents at the end of the period	69,967,424	44,834,089

Net Cash used in Operating Activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities for the nine months ended September 30, 2021 increased by €1.4 million to €28.2 million from €26.8 million for the nine months ended September 30, 2020.

Net Cash from Investing Activities

Net cash from investing activities decreased by €21.5 million in the nine months ended September 30, 2021 mainly due to lower repayments from matured marketable securities in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Net Cash from Financing Activities

Net cash from financing activities increased by €52.4 million in the nine months ended September 30, 2021.

In the nine months ended September 30, 2021, we issued an additional 610,022 common shares under our at-the-market program (refer to Note 6 “Equity"), resulting in €2.8 million in net proceeds. Following these and previous issuances under this program, the remaining value authorized for sale under the Sales Agreement amounts to $35.2 million.

On February 25, 2021, we sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at a price of $5.00 per share and have a nominal value of €0.12 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The warrants are exercisable immediately and have a term of up to one year. The shares and warrants were issued and the transaction closed on March 1, 2021 with gross offering proceeds to the Group of $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.5 million (€0.5 million) and excluding the exercise of any warrants.

Funding Requirements

We anticipate that our expenses will increase in the next several years in connection with our ongoing activities. In particular, we anticipate that we will continue and complete Phase II clinical trials in AAV and PG, continue Phase II clinical development in oncology, potentially start Phase III clinical development in HS and complete the ongoing Phase III clinical trial in COVID-19. Additionally, we may pursue additional indications as well. We also plan to invest in the establishment of a commercial-grade manufacturing process for vilobelimab in order to prepare for future commercialization and to supply necessary quantities of study medication for the ongoing and planned clinical studies. We also plan to continue preclinical development of IFX-2. We plan to initiate new research and preclinical development efforts and we may seek marketing approval for any product candidates that we successfully develop and where we receive approval. If we commence a Phase III clinical development program with vilobelimab in HS, additional costs in connection with such development will be incurred. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 24 months.

Until such time that we can generate substantial product revenues, if ever, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances, licensing arrangements and government grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Funds received through government grants might carry restrictions with regards to the activities on which such funds are spent and could bear repayment risks if we do not satisfy certain reporting obligations under the grant terms.

For more information as to the risks associated with our future funding needs, see “Risk factors” in the Annual Report.

Off-Balance Sheet Arrangements

As of September 30, 2021, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “Management’s discussion and analysis of financial condition and results of operations—Off-balance sheet arrangements” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “Management’s discussion and analysis of financial condition and results of operations- Contractual obligations and commitments” in the Annual Report.

Quantitative and Qualitative Disclosures about Market Risk

During the nine months ended September 30, 2021, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s discussion and analysis of financial condition and results of operations–Quantitative and qualitative disclosures about market risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s discussion and analysis of financial condition and results of operations—Critical judgments and accounting estimates” in the Annual Report.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering, ending in 2022, or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates as of the specified testing date or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of September 30, 2021, our accumulated deficit was €201.3 million;

•
the timing, progress and results of clinical trials of vilobelimab and any other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•
the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of vilobelimab for any indication;

•	our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection;

•
whether the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•
the success of our future clinical trials for vilobelimab and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of vilobelimab or any other product candidates, if approved for commercial use;

•
our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and potentially for commercial supply of vilobelimab;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the scope of any approved indication for vilobelimab;

•	our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	our ability to commercialize vilobelimab or our other product candidates;

•	if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

•	our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a foreign private issuer;

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. KEY INFORMATION: - C. Risk factors” section of the Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.